UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003.

Commission File Number: 001-31221

Total number of pages: 27

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Semi-Annual Report filed on December 2, 2003 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Securities and Exchange Law of Japan

On December 2, 2003, the registrant filed its Semi-Annual Report with the Director of the Kanto Local Finance Bureau of Japan and provided it to the Tokyo Stock Exchange. This Semi-Annual Report was filed pursuant to the Securities and Exchange Law of Japan and contains, among other things, semi-annual consolidated financial statements for the six months ended September 30, 2003 prepared in accordance with accounting principles generally accepted in the United States. The material contents of the report, other than the semi-annual consolidated financial statements, have already been reported by the registrant in its press release dated October 30, 2003, a copy of which was submitted under cover of Form 6-K on October 31, 2003 by the registrant.

Attached is an English translation of the registrant’s semi-annual consolidated financial statements for the six months ended September 30, 2003 prepared in accordance with U.S.GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: December 10, 2003	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

September 30, 2003 and 2002 and March 31, 2003

	Note	Millions of yen
		(UNAUDITED) September 30,				March 31,
		2003		2002		2003
Classification		Amount	%	Amount	%	Amount	%
ASSETS
I Current assets:
1 Cash and cash equivalents		¥851,423		¥437,488		¥680,951
2 Accounts receivable, net		600,489		526,782		617,499
3 Inventories		120,033		121,720		67,315
4 Deferred tax assets		77,383		73,473		58,501
5 Prepaid expenses and other current assets		134,063		93,764		214,753

Total current assets		1,783,391	28.7	1,253,227	22.1	1,639,019	27.0

II Property, plant and equipment:
1 Wireless telecommunications equipment		3,936,637		3,595,916		3,792,361
2 Buildings and structures		567,746		489,362		546,267
3 Tools, furniture and fixtures		573,498		551,019		565,601
4 Land		186,162		183,600		185,031
5 Construction in progress		159,312		209,910		151,419

Sub-total		5,423,355		5,029,807		5,240,679
Accumulated depreciation		(2,768,948)		(2,323,759)		(2,564,551)

Total property, plant and equipment, net		2,654,407	42.7	2,706,048	47.6	2,676,128	44.2
III Non-current investments and other assets:
1 Investments in affiliates	*3	393,088		404,123		381,290
2 Marketable securities and other investments	*4	27,020		12,364		21,131
3 Intangible assets, net	*5	473,328		435,141		487,816
4 Goodwill	*5	133,354		5,312		133,196
5 Other assets	*6	195,271		139,792		150,272
6 Deferred tax assets		555,391		726,812		569,155

Total non-current investments and other assets		1,777,452	28.6	1,723,544	30.3	1,742,860	28.8

TOTAL ASSETS		¥6,215,250	100.0	¥5,682,819	100.0	¥6,058,007	100.0

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

September 30, 2003 and 2002 and March 31, 2003

		Millions of yen
		(UNAUDITED) September 30,				March 31,
		2003		2002		2003
Classification	Note	Amount	%	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY
I Current liabilities:
1 Current portion of long-term debt	*9	¥215,210		¥173,587		¥126,741
2 Short-term borrowings		—		60,150		10,000
3 Accounts payable, trade		583,664		431,710		638,670
4 Accrued payroll		38,515		23,170		45,367
5 Accrued interest		2,810		3,586		2,893
6 Accrued taxes on income		246,564		271,005		131,845
7 Other current liabilities		107,779		102,739		96,824

Total current liabilities		1,194,542	19.2	1,065,947	18.7	1,052,340	17.4

II Long-term liabilities:
1 Long-term debt	*9	1,070,377		1,224,462		1,211,627
2 Employee benefits		159,543		112,849		149,700
3 Other long-term liabilities		165,240		151,926		168,351

Total long-term liabilities		1,395,160	22.5	1,489,237	26.2	1,529,678	25.2

TOTAL LIABILITIES		2,589,702	41.7	2,555,184	44.9	2,582,018	42.6

III Minority interests in consolidated subsidiaries		48	0.0	117,650	2.1	475	0.0

IV Commitments and contingencies	*8
V Shareholders’ equity:	*7
1 Common stock		949,680		949,680		949,680
2 Additional paid-in capital		1,311,029		1,262,672		1,306,128
3 Retained earnings		1,490,700		951,037		1,159,354
4 Accumulated other comprehensive income		70,994		81,058		62,937
5 Treasury stock, at cost		(196,903)		(234,462)		(2,585)

TOTAL SHAREHOLDERS’ EQUITY		3,625,500	58.3	3,009,985	53.0	3,475,514	57.4

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		¥6,215,250	100.0	¥5,682,819	100.0	¥6,058,007	100.0

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Six months ended September 30, 2003 and 2002

and year ended March 31, 2003

		Millions of yen
		(UNAUDITED) Six months ended September 30,				Year ended March 31,
		2003		2002		2003
Classification	Note	Amount	%	Amount	%	Amount	%
I Operating revenues:
1 Wireless services		¥2,261,158		¥2,142,183		¥4,350,861
2 Equipment sales		274,787		242,081		458,227

Total operating revenues		2,535,945	100.0	2,384,264	100.0	4,809,088	100.0

II Operating expenses:
1 Personnel expenses		125,942		120,032		243,254
2 Non-personnel expenses		1,249,637		1,067,434		2,297,933
3 Depreciation, amortization and loss on disposal of property, plant and equipment and intangible assets		358,661		342,510		787,772
4 Other, net		211,598		214,305		423,410

Total operating expenses		1,945,838	76.7	1,744,281	73.2	3,752,369	78.0

Operating income		590,107	23.3	639,983	26.8	1,056,719	22.0

III Other expense (income):
1 Interest expense		7,418		8,837		16,870
2 Interest income		(763)		(57)		(100)
3 Other, net	*4	(1,207)		3,236		(3,019)

Total other expense (income)		5,448	0.2	12,016	0.5	13,751	0.3

Income before income taxes, equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries		584,659	23.1	627,967	26.3	1,042,968	21.7
Income taxes:
1 Current		244,137		271,068		285,606
2 Deferred		(16,150)		(6,719)		168,881

Total income taxes		227,987	9.0	264,349	11.1	454,487	9.5

Income before equity in net losses of affiliates and minority interests in earnings of consolidated subsidiaries		356,672	14.1	363,618	15.2	588,481	12.2
Equity in net losses of affiliates	*3	(214)	(0.0)	(309,559)	(12.9)	(324,241)	(6.7)
Minority interests in earnings of consolidated subsidiaries		(27)	(0.0)	(14,169)	(0.6)	(16,033)	(0.3)

Income before cumulative effect of accounting change		356,431	14.1	39,890	1.7	248,207	5.2
Cumulative effect of accounting change		—	—	(35,716)	(1.5)	(35,716)	(0.8)

Net Income		¥356,431	14.1	¥4,174	0.2	¥212,491	4.4

Other comprehensive income (loss):
1 Unrealized gains (losses) on available-for-sale securities		3,916		(1,323)		(727)
2 Revaluation of financial instruments		57		67		257
3 Foreign currency translation adjustment		2,668		(40,579)		(39,315)
4 Minimum pension liability adjustment		1,416		261		(19,910)

Comprehensive income (loss):		¥364,488	14.4	¥(37,400)	(1.6)	¥152,796	3.2

Per share data:
Weighted average common shares outstanding – basic and diluted (shares)		50,112,397		49,882,337		49,952,907
Basic and diluted earnings per share before cumulative effect of accounting change (Yen)		¥7,112.63		¥799.68		¥4,968.82
Basic and diluted cumulative effect per share of accounting change (Yen)		—		(716.00)		(714.99)

Basic and diluted earnings per share (Yen)		¥7,112.63		¥83.68		¥4,253.83

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Six months ended September 30, 2003 and 2002

and year ended March 31, 2003

	Note	Millions of yen
		(UNAUDITED) Six months ended September 30,		Year ended March 31,
		2003	2002	2003
Classification		Amount	Amount	Amount
I Common stock:
1 At beginning of period		¥949,680	¥949,680	¥949,680

At end of period		949,680	949,680	949,680

II Additional paid-in capital:
1 At beginning of period		1,306,128	1,262,672	1,262,672
2 Share exchanges		(14)	—	43,456
3 Increase in additional paid-in capital of an affiliate		4,915	—	—

At end of period		1,311,029	1,262,672	1,306,128

III Retained earnings:
1 At beginning of period		1,159,354	956,899	956,899
2 Cash dividends		(25,085)	(10,036)	(10,036)
3 Net income		356,431	4,174	212,491

At end of period		1,490,700	951,037	1,159,354

IV Accumulated other comprehensive income:
1 At beginning of period		62,937	122,632	122,632
2 Unrealized gains (losses) on available-for-sale securities		3,916	(1,323)	(727)
3 Revaluation of financial instruments		57	67	257
4 Foreign currency translation adjustment		2,668	(40,579)	(39,315)
5 Minimum pension liability adjustment		1,416	261	(19,910)

At end of period		70,994	81,058	62,937

V Treasury stock, at cost:
1 At beginning of period		(2,585)	—	—
2 Purchase of treasury stock	*7	(194,905)	(234,462)	(234,470)
3 Share exchanges		587	—	231,885

At end of period		(196,903)	(234,462)	(2,585)

TOTAL SHAREHOLDERS’ EQUITY		¥3,625,500	¥3,009,985	¥3,475,514

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended September 30, 2003 and 2002

and year ended March 31, 2003

	Note	Millions of yen
		(UNAUDITED) Six months ended September 30,		Year ended March 31,
		2003	2002	2003
Classification		Amount	Amount	Amount
I Cash flows from operating activities:
1 Net income		¥356,431	¥4,174	¥212,491
2 Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization		347,167	336,570	749,197
(2) Deferred taxes		(16,150)	(224,173)	(57,569)
(3) Loss on sale or disposal of property, plant and equipment		8,417	4,726	30,348
(4) Equity in net losses of affiliates (including write-downs of ¥525,221 million and ¥545,099 million in investments in affiliates in the six months ended September 30, 2002 and the year ended March 31, 2003, respectively)		214	527,013	550,691
(5) Minority interests in earnings of consolidated subsidiaries		27	14,169	16,033
(6) Cumulative effect of accounting change		—	35,716	35,716
(7) Changes in current assets and liabilities:
Decrease in accounts receivable, trade		15,752	319,082	229,061
Increase (decrease) in allowance for doubtful accounts		1,258	(1,048)	(1,744)
(Increase) decrease in inventories		(52,718)	(25,720)	28,685
(Decrease) increase in accounts payable, trade		(12,760)	(134,435)	27,820
Increase in other current liabilities		10,955	16,046	10,131
Increase (decrease) in accrued taxes on income		114,719	(22,404)	(161,565)
Increase in liability for employee benefits, net of deferred pension costs		9,843	7,121	43,972
Decrease (increase) in tax refunds receivable		106,120	—	(106,308)
Other, net		(26,533)	(10,681)	(22,349)

Net cash provided by operating activities		862,742	846,156	1,584,610

II Cash flows from investing activities:
1 Purchases of property, plant and equipment		(299,293)	(412,423)	(700,468)
2 Purchases of intangible and other assets		(71,913)	(76,969)	(164,238)
3 Purchases of investments		(2,381)	(2,682)	(10,312)
4 Loan advances		(38,307)	(160)	(161)
5 Other, net		4,220	2,391	3,749

Net cash used in investing activities		(407,674)	(489,843)	(871,430)

See accompanying notes to consolidated financial statements.

NTT DoCoMo, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

Six months ended September 30, 2003 and 2002

and year ended March 31, 2003

	Note	Millions of yen
		(UNAUDITED) Six months ended September 30,		Year ended March 31,
		2003	2002	2003
Classification		Amount	Amount	Amount
III Cash flows from financing activities:
1 Issuance of long-term debt		—	140,705	202,274
2 Repayment of long-term debt		(51,885)	(91,232)	(212,934)
3 Payments to acquire treasury stock	*7	(194,905)	(234,462)	(234,470)
4 Principal payments under capital lease obligations		(2,711)	(3,789)	(6,908)
5 Dividends paid		(25,085)	(10,036)	(10,036)
6 Proceeds from short-term borrowings		101,800	214,712	339,912
7 Repayment of short-term borrowings		(111,800)	(235,612)	(410,962)
8 Other, net		(13)	(153)	(153)

Net cash used in financing activities		(284,599)	(219,867)	(333,277)

IV Effect of exchange rate changes on cash and cash equivalents		3	(6)	0

V Net increase in cash and cash equivalents		170,472	136,440	379,903
VI Cash and cash equivalents at beginning of period		680,951	301,048	301,048

VII Cash and cash equivalents at end of period		¥851,423	¥437,488	¥680,951

Supplemental disclosures of cash flow information:
Cash received during the period for:
Tax refunds		¥107,012	¥—	¥—
Cash paid during the period for:
Interest		8,400	10,030	19,874
Income taxes		131,239	293,472	558,084
Non-cash investing and financing activities:
Purchase of minority interests of consolidated subsidiaries through share exchanges		439	—	275,341
Assets acquired through capital lease obligations		3,202	3,747	4,001

See accompanying notes to consolidated financial statements.

1.    Basis of Presentation

Pursuant to section 81 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Semi-annual Consolidated Financial Statements” (Japanese Ministry of Finance Ordinance No. 24, 1999), the accompanying semi-annual consolidated financial statements for the six months ended September 30, 2003 and 2002 of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) have been prepared in accordance with accounting principles generally accepted in the United States of America. Since DoCoMo’s American Depositary Shares became publicly traded on the New York Stock Exchange in March 2002, DoCoMo prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities Exchange Commission of the United States of America.

2.    Summary of significant accounting and reporting policies:

(1)    Adoption of new accounting standards

Accounting for Asset Retirement Obligation

Effective April 1, 2003, DoCoMo adopted Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as a liability and measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset.

DoCoMo’s asset retirement obligations subject to SFAS No. 143 primarily relate to its obligations to restore leased land and buildings for DoCoMo’s wireless telecommunications equipment to their original state. However, DoCoMo believes that this wireless telecommunications equipment is required to maintain its communications services for the foreseeable future, and the uncertainty over the timing of the retirement obligations makes it difficult to reasonably estimate the fair value of the obligation. DoCoMo will recognize a liability for those obligations at their fair value when the timing of such obligations’ performance becomes reasonably estimable.

The adoption of SFAS No. 143 did not have a significant impact on the results of operations or the financial position of DoCoMo.

Amendment of SFAS No. 133 on derivative instruments and hedging activities

Effective July 1, 2003, DoCoMo adopted SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

The adoption of SFAS No. 149 did not have a significant impact on the results of operations or the financial position of DoCoMo.

Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

DoCoMo adopted Emerging Issues Task Force Issue No.03-02 (“EITF 03-02”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” EITF 03-02 provides a consensus that Japanese employers should account for the entire separation process as a single settlement event and the accounting recognition should be done upon completion of the actual transfer to the Japanese government of the substitutional portion of the benefit obligations and related plan assets. Pursuant to the Law Concerning Defined-Benefit Corporate Pension Plans, NTT/Employee Pension Fund, in which DoCoMo participates, sought approval from the Minister of Health, Labour and Welfare for permission that NTT/Employee Pension Fund be released from future obligation to disburse the NTT Plan benefits covering the substitutional portion. The approval was granted on September 1, 2003. In accordance with EITF 03-02, however, DoCoMo will make no accounting recognition until the completion of the entire transfer.

It is undetermined when the transfer of the benefit obligations and related assets will be completed and what the effects of the settlement will be.

(2)    Significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of DoCoMo and its majority-owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

Use of estimates

The preparation of DoCoMo’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. DoCoMo has identified areas where it believes estimates and assumptions are particularly critical to the financial statements. These are determination of useful lives of property, plant and equipment, internal use software and intangible assets, impairment of long-lived assets, impairment of goodwill, accounting for investments in affiliates, other than temporary impairment of investments in affiliates, realization of deferred tax assets, pension liabilities and revenue recognition.

Cash and cash equivalents

DoCoMo considers cash in banks and short-term highly liquid investments with an original maturity of three months or less at date of purchase to be cash and cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories. DoCoMo evaluates its inventory for obsolescence on a periodic basis and records adjustments as required.

Property, plant and equipment

Property, plant and equipment is stated at cost and includes interest cost incurred during construction in progress periods, as discussed below in “Capitalized interest.” Depreciation is computed by the declining-balance method at rates based on the estimated useful lives of the respective assets, with the exception of buildings, which are computed on a straight-line basis. Useful lives are determined at the time the asset is acquired and are based on expected use, experience with similar assets and anticipated technological or other changes. If technological or other changes occur more or less rapidly or in a different form than anticipated or the intended use changes, the useful lives assigned to these assets are adjusted, as appropriate.

The estimated useful lives of depreciable assets are as follows:

Wireless telecommunications equipment	6 to 15 years
Buildings and structures	8 to 60 years
Tools, furniture and fixtures	4 to 20 years
Other outside plant	10 to 42 years

Other outside plant includes equipment and structures comprising wireless base stations, including steel towers and concrete poles for antenna facilities. It is included in wireless telecommunications equipment in the consolidated balance sheets.

Depreciation expense for the six months ended September 30, 2003 and 2002 and for the year ended March 31, 2003 was ¥271,763 million, ¥275,707 million and ¥606,233 million respectively.

When depreciable telecommunications equipment is retired or abandoned in the normal course of business, the amount of such telecommunications equipment is deducted from the respective telecommunications equipment and accumulated depreciation accounts. Any remaining balance is charged to expense immediately.

Expenditures for replacements and betterments are capitalized, while expenditures for maintenance and repairs are expensed as incurred. Assets under construction are not depreciated until placed in service.

Capitalized interest

DoCoMo capitalizes interest related to the construction of property, plant and equipment over the period of construction. DoCoMo also capitalizes interest associated with the development of internal-use software. DoCoMo amortizes such capitalized interest over the estimated useful lives of the related assets. Total interest costs incurred amounted to ¥8,317 million, ¥10,392 million and ¥19,545 million, of which ¥899 million, ¥1,555 million and ¥2,675 million was capitalized during the six months ended September 30, 2003 and 2002 and the year ended March 31, 2003, respectively.

Investments in affiliates

The equity method of accounting is applied to investments in affiliates where DoCoMo owns an aggregate of 20% to 50% and/or is able to exercise significant influence over the affiliate. Under the equity method of accounting, DoCoMo records its share of earnings and losses of the affiliate and adjusts its investment amount. For investments of less than 20%, DoCoMo periodically reviews the facts and circumstances related thereto to determine whether or not it can exercise significant influence over the operating and financial policies of the affiliate and, therefore should apply the equity method of accounting to such investments. Investments of less than 20% in which DoCoMo does not have significant influence are recorded using the cost method of accounting if they are non-marketable securities. For investees accounted for under the equity method whose year end is December 31, DoCoMo records its share of income or losses of such investees on a three month lag basis in its consolidated statements of operations and comprehensive income (loss).

DoCoMo evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In performing its evaluations, DoCoMo utilizes various information, as available, including cash flow projections, independent valuations and, as applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

Marketable securities

Marketable securities consist of debt and equity securities. DoCoMo accounts for such investments in debt and equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Management determines the appropriate classification of its investment securities at the time of purchase.

Equity securities held by DoCoMo, whose fair values are readily determinable, are classified as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains or losses, net of applicable taxes, included as a component of accumulated other comprehensive income in shareholders’ equity. Equity securities, whose fair values are not readily determinable, are carried at cost. Other than temporary declines in value are charged to earnings. Realized gains and losses are determined using the average cost method and are reflected in earnings.

For debt securities classified as held-to-maturity securities at September 30, 2003 and 2002 and March 31, 2003, DoCoMo has the intent and ability to hold such securities to maturity. Held-to-maturity securities are carried at amortized cost and are reduced to fair value by a charge to earnings for other than temporary declines in fair value below cost.

DoCoMo did not hold or transact activity in any trading securities during the six months ended September 30, 2003 and 2002 and the year ended March 31, 2003.

Goodwill and other intangible assets

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Other intangible assets primarily consist of software for telecommunications network, internal-use software, customer related assets and rights to use certain telecommunications assets of wireline carriers.

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Accordingly, DoCoMo does not amortize goodwill, including embedded goodwill created through the acquisition of investments accounted for under the equity method, and (1) goodwill, excluding goodwill related to equity investments, and (2) intangible assets that have indefinite useful lives are tested for impairment at least annually. Intangible assets that have finite useful lives, consisting primarily of software for telecommunications network, internal-use software, customer related assets and rights to use telecommunications facilities of wireline are amortized over their useful lives.

Goodwill related to equity method investments is tested for other than temporary impairment in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

DoCoMo capitalizes the cost of internal-use software which has a useful life in excess of one year in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent costs for additions, modifications or upgrades to internal-use software are capitalized only to the extent that the software is able to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are being amortized on a straight-line basis over their useful lives, which are 5 years or less.

Customer related assets principally consist of contractual customer relationships in the mobile phone business that were recorded in November, 2002 in connection with the acquisition of minority interests of the regional subsidiaries through the process of identifying separable intangible assets apart from goodwill. The customer related assets are amortized over the expected term of customer relationships in mobile phone business, which is 6 years.

Amounts capitalized related to rights to use certain telecommunications assets of wireline carriers, primarily Nippon Telegraph and Telephone Corporation (“NTT”), are being amortized over 20 years.

Impairment of long-lived assets

DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS No. 144. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of the asset with future undiscounted cash flows expected to be generated by the asset. If the asset is determined to be impaired, the loss recognized is the amount by which the carrying value of the asset exceeds its fair value as measured by discounted cash flows, salvage value or expected net proceeds, depending on the circumstances.

Information relating to goodwill is disclosed in “Goodwill and other intangible assets”.

Hedging activities

DoCoMo accounts for derivative instruments and other hedging activities in accordance with SFAS No. 133, “Accounting forDerivative Instruments and Hedging Activities,” as amended by SFAS No. 138 and No. 149.All derivative instruments are recorded on the balance sheet at fair value, with the change in the fair value recognized either in other comprehensive income or in net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes, and if so, the nature of hedging activity. Exchange rate gains and losses on non-derivative financial instruments designated to hedge the foreign currency risk of a net investment in a foreign operation are reported, net of applicable income taxes, in other comprehensive income (loss) in the same manner as the translation adjustments of the hedged investment, to the extent of effectiveness.

Cash flows from derivative instruments are classified in the consolidated statements of cash flows under the same categories as the cash flows from the related assets, liabilities or anticipated transactions.

Employee benefit plans

Pension benefits earned during the period, as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

Revenue recognition

DoCoMo generates its revenues from two sources—wireless services and equipment sales. These revenue sources are separate and distinct earnings processes. Wireless service is sold to the ultimate subscriber directly or through third-party retailers who act as agents, while equipment, including handsets,are sold principally to primary distributors.

DoCoMo sets its wireless services rates in accordance with the Japanese Telecommunications Business Law and government guidelines, which currently allow wireless telecommunications operators to set their own tariffs without government approval. Wireless service revenues primarily consist of base monthly service,airtime and fees for activation.

Base monthly service and airtime are recognized as revenues as service is provided to the subscribers. Equipment sales less certain amounts of commissions paid to purchasers (primarily agent resellers) are recognized as revenue upon delivery of the equipment to the purchasers (primarily agent resellers) in accordance with EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” which DoCoMo adopted effective April 1, 2002. The adoption resulted in an adjustment as of April 1, 2002 for the cumulative effect of accounting change in DoCoMo’s statement of operations and comprehensive income (loss) of ¥(35,716) million, net of taxes of ¥25,852 million, related to the recognition of certain amounts of commissions paid to agent resellers, previously recognized as non-personnel expenses on the date of resale to the end user customers, as a reduction of equipment sales upon delivery of the equipment to the agent resellers.

Upfront activation fees are deferred and recognized as revenues over the expected terms of the customer relationship of each service. The terms range from approximately 2 years to 7 years depending on the service. The related direct costs are deferred only to the extent of the upfront fee amounts and are amortized over the same periods.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per share

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. DoCoMo has no dilutive securities outstanding at September 30, 2003 and 2002 and March 31, 2003, and therefore there is no difference between basic and diluted earnings per share.

Foreign currency translation

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate period-end current rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are included as a component of accumulated other comprehensive income.

Foreign currency receivables and payables of DoCoMo are translated at appropriate period-end current rates and the resulting translation gains or losses are included in earnings currently.

DoCoMo transacts limited business in foreign currencies. The effects of exchange rate fluctuations from the initial transaction date to the settlement date are included in “other, net” of other expense (income) in the accompanying statements of operations and comprehensive income (loss).

(3) Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2003.

3.    Investments in affiliates:

DoCoMo’s investments in the following entities are accounted for on the equity method as of September 30, 2003:

Ownership Percentage
Company name	September 30, 2003
AT&T Wireless Services, Inc. (“AT&T Wireless”)	15.96%
Hutchison 3G UK Holdings Limited (“H3G UK”)	20.00%
KG Telecommunications Co., Ltd. (“KGT”)	21.42%
Hutchison Telephone Company Limited (“HTCL”)	24.10%
Hutchison 3G HK Holdings Limited	24.10%
DoCoMo AOL, Inc. (“DoCoMo AOL”)	43.23%

Because of the economic and financial environment surrounding the telecommunications industry and resultant significant declines in equity values of telecommunications companies on a global basis, DoCoMo reviewed the business outlook of its affiliates in order to determine if any decline in investment values was other than temporary. DoCoMo utilized cash flow projections, independent valuations and other financial information and, as applicable, quoted stock price analysis in performing its reviews and estimating investment values.

As a result of such evaluations, DoCoMo determined that there were other than temporary declines in values of certain investments and recorded impairment charges aggregating ¥307,766 million, net of deferred income taxes of ¥217,454 million, for the six months ended September 30, 2002. The gross impairment charges were ¥284,078 million for AT&T Wireless, ¥123,245 million for H3G UK and ¥117,898 million for KPN Mobile N.V. (“KPNM”). DoCoMo also recorded additional gross impairment charges of ¥10,259 million for DoCoMo AOL, Inc. and ¥9,619 million for KGT during the latter half of the year ended March 31, 2003. The aggregated impairment charge for the year ended March 31, 2003 was ¥319,564 million, net of deferred income taxes of ¥225,535 million. The impairment charges are included in equity in net losses of affiliates in the accompanying statement of operations and comprehensive income (loss).

On November 15, 2002, DoCoMo was requested by KPNM to subscribe for additional shares of KPNM in conjunction with a planned debt-equity swap between KPNM and its parent company, Royal KPN N.V. On December 10, 2002, the Board of Directors of DoCoMo decided not to exercise its right to subscribe for additional shares of KPNM. As a result, DoCoMo’s ownership interest in KPNM decreased from 15% to approximately 2.2% and DoCoMo lost certain of its minority shareholder’s rights, including supervisory board representation. As DoCoMo determined that it no longer has the ability to exercise significant influence over KPNM, it ceased to account for its investment in KPNM using the equity method. The book value of DoCoMo’s investment in KPNM as of September 30, 2003 is zero, due to the impairment loss recognized.

DoCoMo believes the estimated fair values of its investments in affiliates at September 30, 2003 equal or exceed the related carrying values.

4.    Marketable securities and other investments:

Marketable securities and other investments as of September 30, 2003 and 2002 and March 31, 2003 comprised the following:

	Millions of yen
	September 30,		March 31,
	2003	2002	2003
Marketable securities:
Available-for-sale	¥10,288	¥2,636	¥5,524
Held-to-maturity	17	20	20
Other investments	16,715	9,708	15,587

Total	¥27,020	¥12,364	¥21,131

The aggregate cost, gross unrealized holding gains and losses and fair value by type of marketable security as of September 30, 2003 and 2002 and March 31, 2003 are as follows:

	Millions of yen
	September 30, 2003
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥2,563	¥7,342	¥42	¥9,863
Debt securities	400	25	—	425
Held-to-maturity:
Debt securities	17	0	0	17

	Millions of yen
	September 30, 2002
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥1,068	¥721	¥32	¥1,757
Debt securities	800	79	—	879
Held-to-maturity:
Debt securities	20	2	—	22

	Millions of yen
	March 31, 2003
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥4,384	¥1,354	¥767	¥4,971
Debt securities	500	53	—	553
Held-to-maturity:
Debt securities	20	0	—	20

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments for the six months ended 2003 and 2003 and the year ended March 31, 2003 are as follows:

	Millions of yen
	September 30,		March 31,
	2003	2002	2003
Proceeds	¥330	¥2,129	¥2,278
Gross realized gains	27	90	103
Gross realized losses	—	—	(2)

Maturities of debt securities classified as held-to-maturity as of September 30, 2003 are as follows:

	Millions of yen
	September 30,				March 31,
	2003		2002		2003
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
Due after 1 year through 5 years	¥17	¥17	¥20	¥22	¥20	¥20
Due after 5 years through 10 years	—	—	—	—	—	—
Total	¥17	¥17	¥20	¥22	¥20	¥20

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations.

5.    Goodwill and other intangible assets:

Goodwill

On November 1, 2002, DoCoMo purchased all the remaining minority interests in its eight regional subsidiaries through share exchanges and made these subsidiaries wholly owned. On August 1, 2003, DoCoMo also purchased all the remaining minority interest in another one of its subsidiaries through a share exchange and made it wholly owned. The share exchanges were accounted for using the purchase method, in accordance with SFAS No. 141, “Business Combinations.” In accordance therewith, the acquisition costs of the subsidiaries’ stocks which exceed the net assets of each of the subsidiaries are assigned to DoCoMo’s pro rata share of assets acquired and liabilities assumed based on estimated fair value at the date of the share exchanges, and deferred tax liabilities or assetsare recognized for differences between the assigned values and the tax bases of the recognized assets acquired and liabilities assumed.

The changes in the carrying amount of goodwill, which is all related to the mobile phone business segment, for the six months ended September 30, 2003 and 2002 and the year ended March 31, 2003 are as follows:

	Millions of yen
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Balance at beginning of period	¥133,196	¥5,312	¥5,312
Goodwill acquired during the period	158	—	127,884
Balance at end of period	¥133,354	¥5,312	¥133,196

Other intangible assets

The following table displays the intangible assets, all of which are subject to amortization, as of September 30, 2003 and 2002 and March 31, 2003.

	Millions of yen
	September 30, 2003
	Gross carrying amount	Accumulated amortization
Software for telecommunications network	¥354,425	¥203,294
Internal-use software	519,852	285,116
Customer related assets	50,949	7,784
Rights to use telecommunications facilities of wireline carriers	48,309	18,440
Other	15,612	1,185

	¥989,147	¥515,819

	Millions of yen
	September 30, 2002
	Gross carrying amount	Accumulated amortization
Software for telecommunications network	¥307,868	¥159,278
Internal-use software	447,131	212,218
Rights to use telecommunications facilities of wireline carriers	48,219	15,979
Other	20,192	794

	¥823,410	¥388,269

	Millions of yen
	March 31, 2003
	Gross carrying amount	Accumulated amortization
Software for telecommunications network	¥344,741	¥192,792
Internal-use software	487,939	244,129
Customer related assets	50,949	3,538
Rights to use telecommunications facilities of wireline carriers	48,290	17,221
Other	14,588	1,011

	¥946,507	¥458,691

Amortization of intangible assets for the six months ended September 30, 2003 and 2002 and the year ended March 31, 2003 were ¥75,404 million, ¥60,863 million and ¥142,964 millon, respectively.

6.    Other assets:

Other assetsas of September 30, 2003 and 2002 and March 31, 2003 are summarized as follows:

	Millions of yen
	September 30,		March 31,
	2003	2002	2003
Deposits	¥67,799	¥66,508	¥69,325
Deferred customer activation costs	73,566	66,318	67,822
Loan to an affiliate	37,068	—	—
Other	16,838	6,966	13,125

	¥195,271	¥139,792	¥150,272

Loan to an affiliate is a loan advance to H3G UK of which details are as follows:

In March 2003, DoCoMo received a funding call notice from H3G UK, seeking a shareholders loan of £200 million from DoCoMo, pursuant to a provision of the H3G UK shareholders agreement between Hutchison Whampoa Limited, the parent company of H3G UK, and DoCoMo. The provision of the shareholders agreement requires DoCoMo to provide up to £200 million as a guarantee or loan if certain pre-conditions are fulfilled. In April 2003, DoCoMo agreed to provide the loan for £200 million and signed an agreement with Hutchison Whampoa Limited for the purpose of mutual cooperation in developing and promoting 3G services based on W-CDMA technology. DoCoMo extended H3G UK a 10-year shareholders loan of £200 million (¥38,242 million) in May 2003. The loan bears interest based on LIBOR plus 1% and the proceeds of the loan are used by H3G UK to fund construction of its network and for general corporate purposes. Principal and interest on the loan is payable in cash only where certain conditions under the shareholder loan agreement are satisfied, including compliance with any external financing agreements and maintenance of certain level of cash and cash equivalents after such payments by H3G UK and its subsidiaries. Under the H3G UK shareholders agreement, H3G UK may make additional funding call requests if certain pre-conditions are satisfied. DoCoMo has no further obligation to provide funds to H3G UK, but if DoCoMo does not do so upon receipt of a funding call request and other shareholders do provide funds in response to such a call, DoCoMo’s interest in H3G UK would likely be diluted.

7.    Shareholders’ equity:

Share repurchase

In July and August 2002, DoCoMo repurchased 870,000 shares of its common stock (1.73% of issued shares) for ¥234,462 million in the stock market. In July 2002, 551,000 shares of DoCoMo stock were sold by NTT in the market.

In September 2003, DoCoMo repurchased 716,558 shares of its common stock (1.43% of issued shares) for ¥194,904 million through a tender offer in order to improve its capital efficiency and to implement flexible capital policies in response to the changing business environment. Of the total shares repurchased, 698,000 shares were purchased from NTT.

Shareholders’ equity per share

Shareholders’ equity per share as of September 30, 2003 and 2002 and March 31, 2003 were ¥73,307.55, ¥61,042.08 and ¥69,274.19, respectively.

8.    Commitments and contingencies:

Collateral pledge of shares of an affiliate

On December 12, 2002, pursuant to a syndicated loan agreement that HTCL had entered into with financial institutions, DoCoMo pledged as collateral certain of HTCL shares owned by DoCoMo. The summary of the share pledge is as follows:

(1) Total number of shares pledged	4,793 (3.8% of the total number of outstanding shares of HTCL)
(2) Carrying value of shares pledged	¥7,629 million
(3) Period of pledge	Until full repayment (Scheduled on March 31, 2007)
(4) Enforcement of security	In case of default defined in the loan agreement

These shares are included in investments in affiliates on the consolidated balance sheets.

Contingencies

In connection with its investment in HTCL, DoCoMo has agreed to provide a back-up guarantee in support of HTCL and Hutchison Telecommunications Limited, each of which has agreed to indemnify a certain financial institution in the event that this financial institution is called upon to perform under a guarantee that it has provided in support of HTCL with respect to certain contracts and obligations owed to governmental authorities by HTCL. DoCoMo has agreed to contribute up to HK$24,099 thousand (¥346 million), which represents its proportionate share of the obligations of HTCL based on its percentage shareholding of HTCL. DoCoMo has a HK$1,638 thousand (¥23 million) guarantee outstanding as of September 30, 2003.

9.    Financial instruments:

All cash and temporary investments, current receivables, current payables, and certain other short-term financial instruments are short-term in nature, and therefore their carrying amount approximates fair values. Information relating to investments in affiliates and marketable securities and other investments are disclosed in Notes 3 and 4, respectively.

Long-term debt, including current portion

The fair value of long-term debt is estimated based on the discounted amounts of future cash flows using DoCoMo’s current incremental borrowings rates for similar liabilities.

The carrying amounts and the estimated fair values of long-term debt, including current portion as of September 30, 2003 and 2002 and March 31, 2003 are as follows:

	Millions of yen
	September 30,				March 31,
	2003		2002		2003
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
Long-term debt, including current portion	¥1,285,587	¥1,304,663	¥1,398,050	¥1,446,935	¥1,338,368	¥1,387,556

Risk management

DoCoMo’s earnings and cash flows may be negatively impacted by fluctuating interest and foreign exchange rates. DoCoMo enters into interest rate swap contracts and uses non-derivative financial instruments to manage these risks. The derivative financial instruments are executed with creditworthy financial institutions, and DoCoMo management believes there is little risk of default by these counterparties.

On March 5, 2003, DoCoMo issued $100 million unsecured corporate bonds in order to hedge a portion of its investment in AT&T Wireless. This financial instrument is effective as a hedge against fluctuations in currency exchange rates. Translation gains or losses from this instrument, which offset translation gains or losses on the investment in AT&T Wireless, are recorded in foreign currency translation adjustment in other comprehensive income (loss). The translation loss as of September 30, 2003 from this instrument was ¥385 million and recorded as a foreign currency translation adjustment for the six months ended September 30, 2003.

Interest rate swap agreements

The table below shows the notional principal amounts and fair value of interest rate swap agreements at September 30, 2003 and 2002 and March 31, 2003:

	Term	Millions of yen
		Weighted average rate		September 30, 2003
		Receive floating	Pay fixed	Notional amounts	Fair value
Interest rate swap agreements	1995-2005	0.3%	2.9%	¥2,500	¥(94)

	Term	Millions of yen
		Weighted average rate		September 30, 2002
		Receive floating	Pay fixed	Notional amounts	Fair value
Interest rate swap agreements	1995-2005	0.3%	2.6%	¥5,500	¥(188)

	Term	Millions of yen
		Weighted average rate		March 31, 2003
		Receive floating	Pay fixed	Notional amounts	Fair value
Interest rate swap agreements	1995-2005	0.3%	2.9%	¥2,500	¥(129)

The interest rate swap agreements have remaining terms to maturity ranging from 3 months to 27 months.

The fair values of interest rate swaps were obtained from counterparty financial institutions and represents the amounts that DoCoMo could have settled with the counterparty to terminate the swaps outstanding at the respective dates.

Concentrations of risk

As of September 30, 2003, DoCoMo did not have any significant concentration of business transacted with an individual counterparty or groups of counterparties that could, if suddenly eliminated, severely impact its operations.

10.    Business segments:

From a resource allocation perspective, DoCoMo views itself as having four primary business segments. The mobile phone business segment includes cellular (mova) services, cellular (FOMA) services, packet communications services, satellite mobile communications services, in-flight telephone services and the equipment sales related to these services. The PHS business segment includes PHS services and the related equipment sales for such service. The “Quickcast” business segment includes paging (Quickcast) services and related equipment sales for such service. The miscellaneous business segment includes international dialing and roaming services and other miscellaneous services, which in the aggregate are not significant.

DoCoMo identified its reportable segments based on the nature of services included, as well as the characteristics of the telecommunications networks used to provide those services. DoCoMo’s chief operating decision maker monitors and evaluates the performance of its segments based on the information that follows as derived from DoCoMo’s management reports.

	Millions of yen
	Six months ended September 30,		Year ended March 31,
	2003	2002	2003
Operating Revenues:
Mobile phone business	¥2,481,529	¥2,325,758	¥4,690,444
PHS business	39,061	43,585	85,038
“Quickcast” business	3,170	4,271	8,088
Miscellaneous businesses	12,185	10,650	25,518

Consolidated operating revenues	¥2,535,945	¥2,384,264	¥4,809,088

Operating income (loss):
Mobile phone business	¥609,532	¥656,145	¥1,087,187
PHS business	(19,400)	(15,640)	(28,294)
“Quickcast” business	(1,187)	(971)	(6,458)
Miscellaneous businesses	1,162	449	4,284

Consolidated operating income	¥590,107	¥639,983	¥1,056,719

DoCoMo does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.

11.    Subsequent events:

Purchase agreement entered into by an affiliate of DoCoMo

On October 7, 2003, the Board of Directors of DoCoMo agreed with a plan by KGT, an affiliate of DoCoMo, to enter into a stock purchase agreement with Far EasTone Telecommunications Co., Ltd. (“FET”), a mobile operator in Taiwan, by which KGT will become a wholly owned subsidiary of FET through a two-step transaction. KGT and FET entered into the agreement on the same day. Simultaneously, DoCoMo signed a memorandum of understanding with FET to collaborate on the promotion of third-generation (3G) mobile phone business and “i-mode” business in Taiwan.

In the first step of the transaction under the stock purchase agreement, KGT will merge into a newly established subsidiary of FET. DoCoMo expects to cease the equity method of accounting for its investment in KGT at that time. The first step is expected to be completed around January 2004. Upon completion of the entire transaction, which is expected around March 2004, the former shareholders of KGT will receive 0.46332 FET shares plus NT$6.72 in cash for each KGT share they own. Accordingly, DoCoMo will become a 4.9% shareholder of FET, and will receive approximately NT$2.5 billion in cash.

DoCoMo does not believe that the transaction will have a material impact on DoCoMo’s results of operations.

Share repurchase

In November 2003, based on a resolution of the Board of Directors on September 30, 2003, DoCoMo repurchased 199,606 shares of its common stock (0.40% of issued shares) for ¥47,356 million in the stock market in order to improve its capital efficiency and to implement flexible capital policies in response to the changing business environments.